January 4, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Kieran Brown

Re:	Nuveen Investment Trust II (811-08333) (the “Registrant”)

To The Commission:

On behalf of the Registrant, this letter is in response to the comments you provided on January 3, 2013 during our telephone conference regarding the preliminary proxy materials filed for Nuveen Santa Barbara Growth Fund on December 20, 2012. Any terms not defined herein have the same meanings as given in the preliminary proxy statement.

1.	Comment: You noted that page 2 of the proxy statement discusses Fund portfolio manager changes and requested that this also be disclosed in the Q&A.

Response: The disclosure regarding the portfolio manager changes has been added to the Q&A in the response to the question “How will the new sub-advisory agreement affect me as a Fund Shareholder?”

2.	Comment: On page 4, include the complex-level fee table in addition to the Fund-level fee table.

Response: The complex-level fee table has been added.

3.	Comment: Under “Information About NFA” on page 10, include the disclosure regarding the three largest general partners of any partnership named, as required by Schedule 14A, Item 22(c)(3), Instruction 2.

Response: None of the direct or indirect parents of NFA included in the referenced paragraph are partnerships. Accordingly, no disclosure has been added in response to this comment.

4.	Comment: In Appendix C, include the complex-level fee table in addition to the Fund-level fee table.

Securities and Exchange Commission

January 4, 2013

Response: The complex-level fee table has been added.

*    *    *

Please direct any questions regarding this filing to the undersigned at (312) 609-7616.

Sincerely,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser